SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 FORM 12b-25

                       Commission File Number  0-25660

                         NOTIFICATION OF LATE FILING

(Check One):[X]Form 10-K [ ]Form 11-K  [ ]Form 20-F [ ]Form 10-QSB [ ]Form N-SAR

For Period Ended:                August 31, 1997

[  ]Transition Report on Form 10-K       [  ]Transition  Report on Form 10-Q
[  ]Transition Report on Form 20-F       [  ]Transition  Report on Form N-SAR
[  ]Transition Report on Form 11-K

For the Transition Period Ended:

 Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        Part I. Registrant Information

Full name of registrant:      Halstead Energy Corp.

Former name if applicable:

Address of principal executive office (Street and number): 33 Hubbells Drive

City, State and Zip Code:     Mt. Kisco, New York 10549


                       Part II. Rule 12b-25 (b) and (c)

      If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The   accountant's   statement  or  other  exhibit  required  by  Rule
        12b-25(c) has been attached if applicable.


                             Part III. Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            Registrant represents that Form 10-KSB for the fiscal year ended August 31, 1997 could not be filed on a timely basis because of the resignation of its certifying public accountants which became effective on December 1, 1997. Accordingly, the financial statements of the Company for the year ended August 31, 1997 have not been audited and such report could not have been issued sooner without unreasonable effect or expense.


                          Part IV. Other Information

      (1) Name and telephone number of person to contact in regard to this notification

           Robert Pergola                  (914) 666-3200 ext. 104
               (Name)                      (Area code) (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                        [X] Yes         [  ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [X] Yes        [  ] No

      If  so:  attach  an  explanation  of  the   anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Halstead Energy Corp.
              (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  December 1, 1997              By:     /s/Claire E. Tarricone
                                    Name: Claire E. Tarricone
                                    Title:  President

                             PART II - RULE 12b-5
                                 (Attachment)

                   [LETTERHEAD OF GOLDMAN & MURPHY, L.L.P.]


December 1, 1997



Claire E. Tarricone
Halstead Energy Corp.
33 Hubbells Drive
Mt. Kisco, NY 10549


Dear Ms. Tarricone:

This is to confirm that the client-auditor relationship between Halstead Energy Corporation (Commission File No. 0-25660) and Goldman & Murphy, L.L.P. has ceased.



Very truly yours,

/s/ Goldman & Murphy
Goldman & Murphy, L.L.P.

                         PART IV - OTHER INFORMATION
                                 (Attachment)


      It is anticipated that a significant decrease in results of operations from the corresponding period last year will be reflected by the earnings statement to be included in the subject report. The Company anticipates that, as a result of, among other things, the write-off of certain bad debts totaling $3,639,433, increases in sales, general and administrative expenses and increases in net rental expense, the Company will incur a net loss of approximately $4,352,283 for the fiscal year ended August 31, 1997 compared with net income of $181,094 for the fiscal year ended August 31, 1996.

      The decrease in results of operations will result in a loss of approximately ($1.23) per share for the fiscal period ended August 31, 1997 compared to $.00 per share for the preceding fiscal year.